EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Eagle Rock Energy G&P, LLC and Unitholders of Eagle Rock Energy Partners, L.P.:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333‑147244 and No. 333-163554), on Form S-4 (No. 333-177958), and on Form S-8 (No. 333-169472) of Eagle Rock Energy Partners, L.P. and subsidiaries of our report dated March 3, 2014, except as to Notes 1, 3, 11, 12, 17, 18, 19, and 20, which are as of September 17, 2014, with respect to the consolidated balance sheets of Eagle Rock Energy Partners, L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the current report on Form 8‑K of Eagle Rock Energy Partners, L.P. dated September 17, 2014.

/s/ KPMG LLP
Houston, Texas
September 17, 2014